FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

Vesting of 2008 GlaxoSmithKline Performance Share Plan Awards

This notification sets out information relating to the vesting of awards granted in 2008 under the GlaxoSmithKline Performance Share Plan (the Performance Share Plan).

The three-year performance period for these awards commenced on 1 January 2008 and ended on 31 December 2010.

Awards granted in 2008 to senior executives were dependent on TSR performance (50% of award) and EPS performance (remaining 50% of award). Half of these awards lapsed as GSK's EPS performance conditions were not met, and 35% of the proportion of the awards subject to the TSR performance measure vested. This means that 17.5% of the full award has vested.

The table below shows the proportion of these Performance Share Plan awards that vested and lapsed on 25 February 2011.

	Awards vesting under TSR measure - 35% of TSR portion of award (17.5% of total award)	Awards that have not vested under TSR measure - 65% of TSR portion of award (32.5% of total award)	Awards that have not vested under EPS measure (50% of total award)
	Ordinary Shares	Ordinary Shares	Ordinary Shares
Mrs V A Whyte	371	689	1,060

The Company and the Person Discharging Managerial Responsibility were advised of these transactions on 25 February 2011.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

25 February 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date:  February 25, 2011

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc